

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

> **Re: Ultimax Digital, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 7, 2022**
> **CIK No. 0001878543**

Dear Mr. Sutton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2022 letter.

Draft Registration Statement on Form S-1 Submitted on June 7, 2022

Summary of the Offering
Certain Corporate Governance Development, page 13

1.   We note your response to our prior comment 4 and reissue the comment in part. Please add a discussion of the Stockholders' Agreement and Voting Agreement with your founders and early investors to your discussion of Related Party Transactions pursuant to Item 404 of Regulation S-K.

Business, page 65

2.   Please refer to prior comment 8 and include a risk factor addressing the uncertainty and

consequences of making an incorrect assessment or a regulator disagreeing with your assessment of whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators.

3.   Please refer to prior comment 19 and revise to discuss how revenue from the initial sale of NFTs on your platform is divided between the company and the developers and content creators. We note the example that you include on page 74 of how revenues will be split between the company, game developer and the content creator. Clarify whether the company intends to retain 50% of all initial sales of NFTs on your platform.

Ultimax NFT Toolkit and Plug-in, page 73

4.   We note your response to our prior comment 18 where you indicated you "will purchase just enough of Polygon's native token, MATIC, as is needed to mint NFTs and distribute payments to video game publishers utilizing the NFT Plug-In." Please expand this discussion to clarify how they company will assess what "just enough" entails and the reserve ratios of MATIC to be held by the company, if any.

Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

5.   We reissue prior comment 23. Please revise your revenue recognition policy to give effect to the adoption of ASU 2014-09. In this regard, we note that you continue to refer to ASC 605.

Note 6. Employee Stock-Based Compensation, page F-13

6.   We reissue prior comment 24. Please revise to provide the additional disclosures required under ASC 718-10-50-2.

General

7.   We note your response to comment 26. Please clarify how the proceeds of NFT sales are divided between the company and gamers who create NFTs through the platform.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul Goodman